Exhibit 99.1

Market Announcement

1 December 2022

Incannex Healthcare Limited (ASX: IHL) – Trading Halt

Description

The securities of Incannex Healthcare Limited (‘IHL’) will be placed in trading halt at the request of IHL, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Monday, 5 December 2022 or when the announcement is released to the market.

Issued by

Melissa Kostopoulos

Compliance Adviser, Listings Compliance (Melbourne)

1 December 2022	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

Date: 1st December 2022
Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Melissa Kostopoulos

ASX Listings Compliance adviser
ASX Limited

Level 4, North Tower, Rialto

525 Collins Street

Melbourne VIC 3000

By email:	Melissa.Kostopoulos@asx.com.au
tradinghaltsmelbourne@asx.com.au

Dear Melissa,

REQUEST FOR TRADING HALT – INCANNEX HEALTHCARE LIMITED

Incannex Healthcare Limited (‘Company’) requests a trading halt to be applied to its securities under ASX Listing Rule 17.1 pending an announcement by the Company regarding a strategic institutional capital raising.

The Company requests that the trading halt commences immediately. The Company requests that the trading halt remains in place until the earlier of the commencement of normal trading on 05th December 2022 or the release of the announcement.

The Company confirms that it is not aware of any reason why the trading halt should not be granted or of any information other than that set out above necessary to inform the market about the trading halt.

For and on behalf of the Board of Incannex Healthcare Limited.

Regards,

Madhukar Bhalla
Company Secretary

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC

3000 P: +61 (0) 409 840 786

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